Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-589-2285
Orion Engineered Carbons S.A. Announces
Fourth Quarter and Full Year 2017 Financial Results
Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg - February 22, 2018 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced fourth quarter 2017 financial results.
Full Year 2017 Highlights

•	Net Income of €66.8 million and basic EPS of €1.13

•	2017 Full Year Adjusted EPS[1] €1.44 up from €1.35 in 2016

•	Adjusted EBITDA[1] of €227.7 million, towards the higher end of guidance

•	Year end leverage ratio reduced to 2.29x LTM Adjusted EBITDA
Fourth Quarter 2017 Highlights

•	Total Carbon Black volumes decreased 2.8% to 272.9 kmt

•	Revenue of €288.5 million increased by €12.2 million, or 4.4%, compared to the fourth quarter of 2016

•	Net Income of €21.1 million, basic EPS of €0.36 and Adjusted EPS of €0.38

•	Adjusted EBITDA[1] increased 0.7% to €56.0 million, with Specialty Carbon Black Adjusted EBITDA of €27.6 million and Rubber Carbon Black Adjusted EBITDA of €28.4 million

•	Specialty Carbon Black Adjusted EBITDA margin of 28.2% and Rubber Carbon Black Adjusted EBITDA margin of 14.9%

•	Cash flow from operations of €54.8 million

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

“I was pleased that we ended the year with strengthening demand which helped us reach the higher end of our guidance for 2017. Global markets are clearly recovering. This recovery is supporting a continued strong growth in Specialty Blacks and further tightens the already high utilization rates in our Rubber Black production network. This has provided a more favorable pricing environment for the major rubber black agreements which were closed during this past quarter. While our Specialty business grew as expected, higher feedstock costs continued to squeeze margins. We made some progress on recovering the rise in feedstock costs, but not enough to catch up with the upward movement in costs at year end. Nevertheless, substantial efforts are underway to recover margins aided in part by the strength in demand throughout the globe for Orion's products. We compensated this margin squeeze in Specialty with a strong quarter from our Rubber business which benefited from good demand and higher energy prices that boosted our income from the sale of excess energy. Consistent with the past, we delivered another quarter of strong cash generation. Cash flow from operations totaled €54.8 million in the quarter, comfortably above our capex needs, debt and working capital demands and dividend coverage.” said Jack Clem, Chief Executive Office.

“Full-year Adjusted EBITDA reached the higher end of our guidance at €227.7 million, our third consecutive period of year-over-year growth as a public company. Over the course of the year, we continued to execute on our key initiatives including a major conversion of Rubber Carbon Black production lines to Specialty products in Korea, which as we have said previously, will be financed by the sale of the land occupied by our smaller plant in the suburbs of Seoul. Accordingly, we are pleased to note that last week we reached an agreement to sell this land to a local real estate developer. The terms and conditions are in line with our expectations, including a closing at mid-year this year, at which time the plant will cease operation. We made further gains in shifting our rubber black portfolio to higher margin technical grades and through various debottlenecking projects have managed to maintain capacity ahead of the strongly developing demand for specialty products. After a successful 2017 and in light of favorable industry dynamics, we look forward to 2018 with confidence as we believe we are well positioned for another year of profitable growth” added Mr. Clem.

ORION ENGINEERED CARBONS
	Q4 2017	Q4 2016	Y-o-Y Comparison in %
Volume (kmt)	272.9	280.6	(2.8)
Revenue in EUR million	288.5	276.3	4.4
Contribution Margin in EUR million	112.9	117.7	(4.1)
Contribution Margin per metric ton in EUR	413.7	419.4	(1.4)
Operating Result (EBIT) in EUR million	26.0	36.7	(29.2)
Adjusted EBITDA in EUR million	56.0	55.6	0.7
Profit for the Period (Net Income) in EUR million	21.1	18.6	13.6
Basic EPS in EUR (1)	0.36	0.31	€0.05
Adjusted EPS in EUR (2)	0.38	0.39	€(0.01)
Notes:

(1)
Basic EPS calculated using profit or (loss) for the period (Net Income) and weighted number of shares outstanding in the respective quarter. Net profit and basic EPS are favorably impacted by €7.4 million relating primarily to the release of deferred tax liabilities in the United States as a result of the recent tax reform.

(2)
Adjusted EPS calculated using profit (Net Income) for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

Fourth Quarter 2017 Overview
Total volumes decreased by 7.7 kmt, resulting in sales of 272.9 kmt in the fourth quarter of 2017 compared to 280.6 kmt in the fourth quarter of 2016. This 2.8% decrease reflected stronger volumes in the Specialty Carbon Black business, offset by lower Rubber Carbon Black volumes as a result of the closure of Rubber standard grade production capacity in France and the U.S. and the ongoing conversion of capacity in South Korea.
Revenue increased by €12.2 million, or 4.4%, to €288.5 million in the fourth quarter of 2017 from €276.3 million in the fourth quarter of 2016, reflecting the pass through of higher feedstock costs to customers with agreements that link price to the cost of feedstock and price increases in the segments, partially offset by negative foreign exchange rate translation impacts as well as regional product mix effects in both segments.
Contribution Margin decreased by €4.8 million, or 4.1%, to €112.9 million in the fourth quarter of 2017 from €117.7 million in the fourth quarter of 2016, reflecting unfavorable product mix effects, pressure from regional feedstock mix and the impact of foreign exchange translation effects.

The operating result decreased by €10.7 million or 29.2%, to €26.0 million in the fourth quarter of 2017 from €36.7 million in the fourth quarter of 2016 as a result of the decline in the Contribution Margin, an increase in depreciation associated with the Rubber footprint restructuring in Korea and the impact of hurricane Harvey, as well as other Rubber footprint restructuring expenditures and various one-time items, offset by fixed cost reductions and favorable foreign exchange effects associated with our fixed cost base.
Adjusted EBITDA increased by €0.4 million, or 0.6% to €56.0 million in the fourth quarter of 2017 from €55.6 million in the fourth quarter of 2016 reflecting mainly the exclusion of asset impairments and increased depreciation charges, tight cost control and favorable foreign exchange translation impacts on our below gross profit cost base offsetting the underlying change in Gross Profit.

Net income for the fourth quarter of 2017 was €21.1 million compared to €18.6 million in the fourth quarter of the prior year. This increase in net income benefits from a €7.4 million one-time effect associated with reducing deferred tax liabilities in the United States as a result of the recent tax reform, offset by the effects of the restructuring in Korea and other one time items included in operating income.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q4 2017	Q4 2016	Y-o-Y Comparison in %
Volume (kmt)	62.6	59.5	5.1
Revenue in EUR million	98.0	96.1	2.0
Gross Profit in EUR million	35.2	39.9	-11.7
Gross Profit/metric ton in EUR	563.0	670.5	-16.0
Adjusted EBITDA in EUR million	27.6	30.3	-8.8
Adjusted EBITDA/metric ton in EUR	441.4	509	-13.3
Adjusted EBITDA Margin (%)	28.2	31.5	(330)bps

Volumes for the Specialty Carbon Black business increased by 5.1% in the fourth quarter of 2017 from 59.5 kmt in the fourth quarter of 2016, mainly as a result of growth in North America and Korea as well as sales from our facility in Qingdao, China. The Specialty business continues to benefit from increased global demand and further penetration of markets, with all regions showing strength.
Growth in volumes and base price increases contributed to increased revenues of €1.9 million, or 2.0% to €98.0 million in the fourth quarter of 2017 from €96.1 million in the fourth quarter 2016. The increase also reflects the pass through of higher feedstock costs with customers that are on indexed agreements, offset in part by negative foreign exchange translation effects and regional product mix.
Specialty Gross Profit decreased by €4.7 million, or 11.7% to €35.2 million in the fourth quarter of 2017 from €39.9 million in the fourth quarter of 2016, due to a lag in recovering higher feedstock costs, regional mix effects, higher fixed costs, costs associated with the restructuring in Korea and effects of hurricane Harvey which were offset in part by an increase in volume and efficiency gains.
Specialty Adjusted EBITDA decreased by €2.7 million, or 8.8%, to €27.6 million in the fourth quarter 2017 from €30.3 million in the fourth quarter of 2016, reflecting the decrease in Gross Profit partially offset by savings of sales and general administrative expenses. Accordingly, the Adjusted EBITDA margin decreased 330 basis points to 28.2% compared to 31.5% in the fourth quarter of 2016.

RUBBER CARBON BLACK
	Q4 2017	Q4 2016	Y-o-Y Comparison in %
Volume (kmt)	210.3	221.1	(4.9)
Revenue in EUR million	190.5	180.2	5.7
Gross Profit in EUR million	44.7	47.1	-5.1
Gross Profit/metric ton in EUR	212.6	213.1	-0.2
Adjusted EBITDA in EUR million	28.4	25.3	12.0
Adjusted EBITDA/metric ton in EUR	134.9	114.6	17.7
Adjusted EBITDA Margin (%)	14.9	14.1	80bps
Industry demand for Rubber Blacks remained strong during the quarter but segment volumes declined by 10.8 kmt or 4.9% in the fourth quarter of 2017 from 221.1 kmt in the fourth quarter of 2016 as a result of the closure of standard grade rubber capacity in France and the U.S. and the ongoing conversion of standard grade rubber capacity in South Korea to specialty production.
Revenue increased by €10.3 million, or 5.7% to €190.5 million in the fourth quarter of 2017 from €180.2 million in the fourth quarter of 2016, as a result of the effect of oil price pass through to customers on indexed price agreements and base price increases in the 2017 agreements. These increases more than offset the impact from a reduction in standard grade volumes, as well as negative foreign exchange translation impacts.
Gross profit of the business decreased €2.4 million, or 5.1% to €44.7 million in the fourth quarter of 2017 from €47.1 million in the fourth quarter of 2016, as a result of mix impacts, unfavorable regional feedstock mix, foreign exchange translation impacts, asset impairment charges related to hurricane Harvey and accelerated depreciation charges related to the restructuring in Korea.

Rubber Adjusted EBITDA increased 12.0% to €28.4 million in the fourth quarter 2017 from €25.3 million in the fourth quarter 2016, reflecting mainly the exclusion of asset impairments and one-time depreciation charges and improved sales and general administrative expenses. Adjusted EBITDA margin was 14.9% in the fourth quarter of 2017 compared to 14.1% in the fourth quarter of 2016 reflecting the Adjusted EBITDA development.
Balance Sheet and Cash Flow
As of December 31, 2017, the Company had cash and cash equivalents of € 60.3 million, which represent an increase of €4.5 million from September 30, 2017. During the fourth quarter the Company paid a quarterly dividend of €10 million, regularly scheduled quarterly interest payment of €6.4 million, and €1.8 million of mandatory debt repayment.
The Company’s non-current indebtedness as of December 31, 2017 was €567.6 million, composed of the non-current portion of term loan liabilities of €553.6 million (€563.6 million gross term loan liabilities reduced by capitalized transaction costs of €10.0 million), plus local non-current bank loans of €10.4 million and €3.6 non-current debt from financial derivatives.
Our net cash at December 31, 2017 totaled €53.3 million, comprising cash and cash equivalents of €60.3 million less the current portion of term loan liabilities of €7.0 million. Accordingly, net indebtedness was €520.7 million, composed of gross term loan liabilities of €563.6 million, plus local bank loans of €10.4 million and less net cash of €53.3 million. This represents a 2.29x LTM Adjusted EBTIDA multiple, down from 2.32x in the previous quarter and down from 2.50 times at end of 2016. Capitalized transaction costs as well as non-current debt from financial derivatives are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities in the fourth quarter of 2017 amounted to €54.8 million, consisting of a consolidated profit for the period of €21.1 million, adjusted for depreciation and amortization of €22.8 million and the exclusion of finance costs of €8.6 million. Net working capital totaled €186.8 million as of December 31, 2017, compared to €204.1 million as of September 30, 2017. Net Working Capital ended 2017 at 62 days, reflecting continued effective working capital management.
Cash outflows from investing activities in the fourth quarter of 2017 amounted to €29.1 million reflecting primarily expenditures for improvements in the manufacturing network. Cash outflows for financing activities in the fourth quarter of 2017 amounted to €22.3 million, consisting primarily of the quarterly dividend, the regular interest payment and debt repayment.

2018 Outlook
Mr. Clem concluded, “We are witnessing favorable industry dynamics brought about by strengthening demand and limited growth in supply. We have gained price in our major rubber contracts for 2018 and we are seeing substantial improvements in specialty black pricing as we work to catch up with the rise in the price of feedstocks. It appears that the global economy is moving in the right direction and we remain optimistic that the large investments made in the U.S. by our tire customers will result in a long awaited uptick in demand for U.S. rubber blacks.
Consistent with this outlook, we expect a full year Adjusted EBITDA for 2018 to be in the range of €230 million and €250 million. This outlook is based on the assumptions that volume growth will be in line with current GDP expectations and that oil prices, exchange rates and feedstock impacts will be at levels experienced late in the fourth quarter of 2017.

As previously announced, we will begin reporting our results in US dollars rather than euros effective with the first quarter of 2018. Accordingly, and based on the same set of assumptions previously outlined, we are guiding to full year Adjusted EBITDA between $270 million and $300 million.
Within this backdrop of a positive trading environment, it is the Company's intention that dividends start to grow as net income increases. Furthermore we confirm our intention to remain in a net debt to Adjusted EBITDA leverage ratio in the range of 2.0 times to 2.5 times based on the current pipeline of investment opportunities. Based on strong performance in 2017 and our positive expectations for the coming year we intend to implement a program to buy back up to $20 million of Orion shares over the coming year as opportunities arise.”
Other guidance metrics for 2018 include shares outstanding of 59.3 million before any buy back and vesting of awards under the Group’s Long Term Incentive program, an underlying tax rate of 32 -33% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately €60 million but with the total rising to over €80 million due to the expenditures associated with the consolidation of our plants in Korea. This excludes EPA related capex spending. As mentioned earlier we reached an agreement to sell the land occupied by our smaller plant in Korea. We expect this transaction to more than offset the cash requirements associated with this major consolidation project.
Depreciation and Amortization for 2018 is estimated to be approximately €80 million. This outlook does not consider contingencies described in Note 9 to our consolidated financial statements as at December 31, 2017.
Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, February 23rd 2018, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through March 02, 2018:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13674881
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.

About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,441 employees worldwide. For more information please visit our website www.orioncarbons.com.
Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2018 Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 and in Note 9 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2018 Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.
Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or (loss)	Fourth Quarter		Fiscal Year
	2017	2016	2017	2016
	In EUR k	In EUR k	In EUR k	In EUR k
Profit for the period	21,143	18,611	66,823	44,626
Income taxes	(3,673)	7,903	20,737	23,240
Profit before income taxes	17,470	26,514	87,560	67,866
Add back finance costs	20,120	16,410	77,126	62,490
Add back share of profit of joint ventures	(121)	(121)	(484)	(419)
Add back other finance income	(11,489)	(6,109)	(40,424)	(25,145)
Earnings before taxes and finance income/costs (operating result (EBIT))	25,980	36,694	123,778	104,792
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment (4)	22,814	18,440	85,910	88,716
EBITDA	48,794	55,134	209,688	193,508
Share of profit of joint venture	121	121	484	419
Restructuring expenses (1)	3,135	20	4,612	17,623
Consulting fees related to Group strategy (2)	598	500	2,485	2,563
Long Term Incentive Plan	2,136	1,363	7,770	3,575
Other adjustments (3)	1,216	(1,500)	2,618	5,078
Adjusted EBITDA	56,000	55,638	227,657	222,766
(1) Restructuring expenses for the period ended December 31, 2017 are related to further actions undertaken to realign our worldwide Rubber footprint in particular in Korea and to a lesser extent in the USA. Restructuring expenses for the period ended December 31, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision to cease production by December 31, 2016 of the plant in Ambès, France. These expenses comprise personnel related costs of EUR 6.1 million and demolishing, site remediation and securing as well as accrued other expenses for the cessation of €11.5 million.
(2) Consulting fees related to the Group strategy include external consulting fees relating to the restructuring of our rubber footprint and associated activities of EUR1.2 million, external consulting fees relating to the Acquisition of EUR 0.5 million and other external consulting fees for establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.
(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2017 primarily relate to costs associated with our EPA enforcement action of EUR 2.1 million, costs to remediate damages incurred by hurricane Harvey of EUR1.4 million and costs associate with the secondary offering of our shares, offset by EUR 1.3 million of reimbursements of reassessed real estate transfer taxes. Other adjustments for the period ended December 31, 2016 primarily relate to cost of EUR 4.1 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects).
(4) Includes EUR 10.3 million impairment of fixed assets at our Ambès, France plant for the period ended December 31, 2016 following the decision to cease production by December 31, 2016.

Adjusted EPS	Fourth Quarter		Fiscal Year
	2017	2016	2017	2016
	In EUR k	In EUR k	In EUR k	In EUR k
Net Income in EUR k	21,143	18,611	66,823	44,626
add back NRIs	4,949	(980)	9,715	25,264
add back Segment Impairment	—	—	—	10,297
add back LTIP	2,136	1,363	7,770	3,575
add back amortization	3,277	3,269	13,109	13,063
add back foreign exchange rate impacts	2,017	2,645	5,418	(1,341)
Amortization of Transaction Costs	726	848	3,734	3,098
Release Transaction cost due to redemption	—	37	389	712
Tax effect on add back items at 35% estimated tax rate	(4,586)	(2,514)	(14,047)	(19,134)
Tax effect due to US Tax Reform	(7,354)	—	(7,354)	—
Adjusted Net Income in EUR k	22,307	23,279	85,557	80,160
Adjusted EPS in EUR	0.38	0.39	1.44	1.35

Total add back items in EUR k	1,165	4,668	18,734	35,534
Impact add back items per share in EUR	0.02	0.08	0.32	0.60
+ Earnings per Share (EUR per Share), basic in EUR	0.36	0.31	1.13	0.75
Adjusted EPS in EUR	0.38	0.39	1.44	1.35
Forward-looking Adjusted EBITDA included in this release is not reconcilable to the most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.

Consolidated income statements of Orion Engineered Carbons S.A.
for the the three months and fiscal years ended December 31, 2017 and 2016

	Fourth Quarter		Fiscal Year
	2017	2016	2017	2016
	In EUR k	In EUR k	In EUR k	In EUR k

Revenue	288,494	276,276	1,177,210	1,030,094
Cost of sales	(208,548)	(189,252)	(842,399)	(691,784)
Gross profit	79,946	87,024	334,811	338,310
Selling expenses	(27,892)	(30,674)	(115,118)	(114,553)
Research and development costs	(4,125)	(3,812)	(16,074)	(14,530)
General and administrative expenses	(17,312)	(17,757)	(68,743)	(68,560)
Other operating income	1,739	4,260	4,315	5,862
Other operating expenses	(3,241)	(2,327)	(10,801)	(13,817)
Restructuring expenses	(3,135)	(20)	(4,612)	(27,920)
Operating result (EBIT)	25,980	36,694	123,778	104,792
Finance income	11,489	6,109	40,424	25,145
Finance costs	(20,120)	(16,410)	(77,126)	(62,490)
Share of profit or loss of joint ventures	121	121	484	419
Financial result	(8,510)	(10,180)	(36,218)	(36,926)
Profit before income taxes	17,470	26,514	87,560	67,866
Income taxes	3,673	(7,903)	(20,737)	(23,240)
Profit for the period	21,143	18,611	66,823	44,626

Earnings per share (EUR per share), basic	0.36	0.31	1.13	0.75
Weighted average shares, basic (in thousand of shares)	59,320	59,320	59,320	59,353
Earnings per share (EUR per share), diluted	0.35	0.31	1.10	0.74
Weighted average shares, diluted (in thousand of shares)	60,931	59,775	60,674	60,154

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
A S S E T S
	In EUR k	In EUR k
Non‑current assets
Goodwill	48,512	48,512
Other intangible assets	58,969	77,984
Property, plant and equipment	385,332	387,727
Investment in joint ventures	4,657	4,657
Other financial assets	2,972	2,178
Other assets	3,238	2,858
Deferred tax assets	36,309	60,955
	539,989	584,871
Current assets
Inventories	132,856	114,351
Trade receivables	195,341	190,503
Other financial assets	3,244	5,264
Other assets	29,216	21,985
Income tax receivables	13,655	7,704
Cash and cash equivalents	60,272	73,907
	434,584	413,714
	974,573	998,585

	December 31, 2017	December 31, 2016
E Q U I T Y A N D L I A B I L I T I E S
	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	(3,415)
Reserves	(39,781)	(47,964)
Profit for the period	66,823	44,626
	83,262	52,882
Non-current liabilities
Pension provisions	54,524	54,736
Other provisions	11,126	13,747
Financial liabilities	567,581	613,659
Other liabilities	5	425
Deferred tax liabilities	20,946	44,557
	654,182	727,124
Current liabilities
Other provisions	49,588	60,056
Trade payables	141,436	122,913
Other financial liabilities	5,848	5,465
Income tax liabilities	12,956	16,759
Other liabilities	27,301	13,386
	237,129	218,579
	974,573	998,585

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the two quarters and years ended December 31, 2017 and 2016

	Fourth Quarter		Fiscal Year
	2017	2016	2017	2016

Profit for the period	21,143	18,611	66,823	44,626
Income taxes	(3,673)	7,903	20,737	23,240
Profit before income taxes	17,470	26,514	87,560	67,866
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	22,814	18,440	85,910	88,716
Other non-cash expenses	2,672	1,363	8,557	3,103
(Increase)/decrease in trade receivables	773	(9,378)	(15,213)	(14,059)
(Increase)/decrease in inventories	(14,034)	(4,146)	(23,060)	(8,227)
Increase/(decrease) in trade payables	24,180	17,537	15,801	29,856
Increase/(decrease) in provisions	2,651	857	(14,163)	16,374
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	7,569	(9,669)	3,719	(4,338)
Finance income	(9,630)	(6,109)	(40,424)	(25,145)
Finance costs	18,261	16,410	77,126	62,490
Cash paid for income taxes	(17,930)	(358)	(34,003)	(17,486)
Cash flows from operating activities	54,796	51,461	151,810	199,150
Cash paid for the acquisition of intangible assets and property, plant and equipment	(29,102)	(16,129)	(80,681)	(64,296)
Cash flows to acquire entities less cash acquired	—	2,126	—	2,126
Cash flows from investing activities	(29,102)	(14,003)	(80,681)	(62,170)
Share buyback	—	—	—	(3,415)
Proceeds from borrowings, net of transaction costs	2,299	—	9,995	—
Repayments of non-current financial liabilities	(1,751)	(1,953)	(26,572)	(47,357)
Cash inflows related to current financial liabilities	—	—	10,846	7,139
Cash outflows related to current financial liabilities	(395)	(6,745)	(10,747)	(7,139)
Interest and similar expenses paid	(15,102)	(11,903)	(37,798)	(42,629)
Interest and similar income received	2,669	974	10,302	2,988
Dividends paid to shareholders	(10,000)	(10,000)	(40,000)	(39,994)
Cash flows from financing activities	(22,280)	(29,627)	(83,974)	(130,407)

Change in cash	3,414	7,831	(12,845)	6,573
Change in cash resulting from exchange rate differences	1,095	1,341	(790)	2,073
Cash and cash equivalents at the beginning of the period	55,763	64,735	73,907	65,261
Cash and cash equivalents at the end of the period	60,272	73,907	60,272	73,907